[redacted]

SECURI[barcode]SSION

08033146

SEC
Mail Processing
Section

NOV 28 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KPMG Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 East Pratt Street
(No. and Street)

Baltimore (City) Maryland (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robb Goetz 410-949-8739
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 10 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
KPMG Corporate Finance LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the "Company") as of September 30, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 24, 2008

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2008

Assets

Cash and cash equivalents	$	11,041,900
Accounts receivable, net		3,995,902
Fixed assets, net of accumulated depreciation of $278,083		178,796
Goodwill		2,229,119
Other assets		440,163
Total assets	$	17,885,880

Liabilities and Member's Capital

Accrued compensation	$	4,913,206
Accounts payable, accrued expenses and other liabilities		4,157,180
Note payable		300,000
		9,370,386
Liabilities subordinated to the claims of general creditors		2,221,667
Member's capital		6,293,827
Total liabilities and member's capital	$	17,885,880

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the "Company"), a wholly owned subsidiary of KPMG CF Holdings, LLC, is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Company is a subsidiary of KPMG LLP, a UK limited liability partnership and the UK member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, fairness opinions and strategic business advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking revenues include both success fees earned and hourly work performed providing merger and acquisition and financial restructuring advisory services. Success fee revenue is recognized as services are provided to customers, with the majority of recognition occurring when sales are successfully consummated, as defined under the terms of each engagement. Hourly revenue is recognized as incurred. The Company recognizes contractual interest on an accrual basis.

Cash and cash equivalents: For purposes of the statement of cash flows, all highly liquid investments with original maturity of three months or less are considered to be cash equivalents.

Fixed assets: Fixed assets consist of computer equipment and software and are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The Company's income or loss is reportable on the member's separate federal and state income tax returns.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Goodwill: Under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, goodwill is no longer subject to amortization over its useful life, but instead is subject to at least annual assessments for impairment by applying a fair-value based test. The Company reviews goodwill annually in October to determine potential impairment by comparing the carrying value of its assets with expected future cash flows.

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. Management is evaluating the implications of FIN 48 and its potential effects on the financial position, results from operations and cash flows. On November 3, 2008, the FASB issued an FASB Staff Position (FSP) that proposes the effective date of FIN 48 for certain pass-through entities would be further delayed by one year. The FASB expects to finalize and issue this FSP in the first quarter of 2009.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard clarifies the definition of fair value for financial reporting, established a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management is evaluating the implications of SFAS 157 and its potential effects on the financial position, results from operations and cash flows.

Note 2. Accounts Receivable

At September 30, 2008, accounts receivable includes amounts billed and hours incurred in connection with investment banking activities. The amounts billed and hours incurred include time and expense or retainers. The amount recorded is net of an allowance for doubtful accounts of $109,960.

The Company determines the reserve for doubtful accounts based on the dollar total of accounts receivable over 90 days except for governmental engagements which are based on a 180-day threshold.

Note 3. Goodwill and Intangible Assets

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC, Keen Realty, LLC, Keen Strategic Advisors, LLC, and MHM Advisors, LLC (collectively, "Keen"), a group of affiliated real estate advisory and real estate transactional businesses. The purchase price was approximately $1,539,000, of which approximately $939,000 was paid in cash on October 1, 2007, and a note payable totaling $600,000, payable over two years. The transaction also has two potential earn-out payments payable six and twelve months from October 1, 2007, respectively, if certain defined revenue targets are met. The defined revenue targets were met and payments totaling approximately $690,000 were paid for the year ended September 30, 2008, of which approximately $318,000 is included in accounts payable, accrued expenses and other liabilities at September 30, 2008. In conjunction with the purchase, the Company recorded a $150,000 intangible asset related to a non-compete agreement, which is included with other assets on the statement of financial condition.

Note 3. Goodwill and Intangible Assets (continued)

The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired, including the identifiable intangible asset, was recorded as goodwill in the amount of approximately $2,229,000. The identifiable intangible asset is being amortized over a three and a half year period.

Note 4. Liabilities Subordinated to the Claims of General Creditors

During the prior fiscal year, the Company entered into a subordinated loan agreement with KPMG UK Holdings (US), an affiliated entity, in the amount of $2,000,000, which accrued interest at seven percent per annum, and was to mature on November 30, 2009. The interest was payable at maturity and all interest payable is subordinated to the claims of general creditors. The principal and interest payable under this agreement was repaid on July 1, 2008.

On June 30, 2008, the Company entered into a revolving subordinated loan agreement with Branch Banking and Trust Company. The first advance was in the amount of $1,110,834, which accrues interest at a floating rate of the 30-day LIBOR plus 0.40% per annum, and matures on June 30, 2009. The interest is payable in arrears on each 30-day anniversary of the loan date and is subordinated to the claims of general creditors. The second advance was in the amount of $1,110,833, which accrues interest at a fixed rate of 4.17% per annum, and matures on June 30, 2010. The interest is payable in arrears on each 30-day anniversary of the loan date and is subordinated to the claims of general creditors. As of September 30, 2008, subordinated interest payable amounted to $1,247.

The principal and interest amounts of the subordinated loans payable are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings and related interest are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company had net capital of $2,804,467, which was $2,264,466 in excess of its required net capital of $540,001. At September 30, 2008, the Company's net capital ratio was 2.89 to 1.

Note 6. Customer Concentration and Related Party Transactions

For the year ended September 30, 2008, the Company had three major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable at September 30, 2008. Transactions with the first major customer represent 11 percent of total accounts receivable at September 30, 2008. Transactions with the second major customer represent 29 percent of total accounts receivable at September 30, 2008. Transactions with the third major customer represent 28 percent of total accounts receivable at September 30, 2008.

Note 6. Customer Concentration and Related Party Transactions (continued)

On August 24, 2000, the Company entered into a Memorandum of Understanding with KPMG-U.K. and KPMG LLP ("KPMG-U.S."). As part of the agreement, KPMG-U.S. agreed to provide infrastructure services to the Company, which is reflected as an overhead charge to the Company and included as infrastructure charge on the accompanying statement of operations. The infrastructure services include technology, marketing and communication, support services and occupancy. Reimbursement for services occurs on a quarterly basis.

On May 7, 2004, KPMG-U.S. terminated its portion of the Memorandum of Understanding and entered into a shared services agreement with the Company. Under the shared services agreement, the Company will reimburse KPMG-U.S. for all occupancy costs, which are included as rent on the accompanying statement of operations. Either party may terminate the shared services agreement, under certain limited conditions as defined in the agreement, by giving 30 days' prior written notice to the other party.

At September 30, 2008, included in accounts payable, accrued expenses and other liabilities is $675,078 due to affiliated KPMG entities for rent and infrastructure services provided.

At September 30, 2008, accounts receivable and accounts payable of $494,509 and $1,557,097, respectively, is due to/from affiliated KPMG entities for services provided to Company customers.

Additionally, the Company provides services on behalf of other KPMG entities for which a portion of the revenue earned is remitted back to the respective entity. At September 30, 2008, included in accounts payable is $779,986 related to these activities.

Note 7. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at September 30, 2008, that exceeded the balance insured by the FDIC or others by $10,941,900. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

END